Exhibit 99.1

For Immediate Release

Contact:
WSP Holdings Limited	CCG Elite Investor Relations, Inc.
Mr. Thi Yip Kok, Chief Financial Officer	Mr. Crocker Coulson, President
Phone: +86-510-8536-0401	Phone: +1-646-213-1915 (New York)
Email: info@wsphl.com	Email: crocker.coulson@ccgir.com

WSP Holdings Makes Major Investments to Expand

Manufacturing Capacity

Wuxi, China, May 5, 2008—WSP Holdings Limited (NYSE: WH) (“WSP Holdings” or the “Company”), a leading Chinese manufacturer of API (American Petroleum Institute) and non-API seamless casing, tubing and drill pipes used in oil and natural gas exploration, drilling and extraction (“Oil Country Tubular Goods” or “OCTG”), and other pipes and connectors, today announced that:

1)

First Space Holdings, Limited (“FSHL”), one of its wholly-owned subsidiaries, invested in a joint venture company, Liaoyang Seamless Oil Pipes Company Limited (“Liaoyang Seamless”), with Liaoning Steel Pipe Co., Ltd. (“Liaoning Pipe”);

2)	Wuxi Seamless Oil Pipes Company Limited (“WSP China”), one of its wholly-owned subsidiaries, established a wholly-owned subsidiary, Songyuan Seamless Oil Pipes Company Limited (“Songyuan Seamless”).

Liaoyang Seamless was incorporated on April 7, 2008 with registered capital in the amount of $40 million. FSHL acquired a 70% equity interest in Liaoyang Seamless and Liaoyang Pipe provided land use rights and cash for the remaining 30% equity interest.

Liaoyang Seamless will construct a manufacturing facility with hot-rolling OCTG pipe production capacity of 300,000 metric tons per year, pipe finishing capacity of 150,000 metric tons per year, and pipe heat treatment processing capacity of 100,000 metric tons per year. Pipe finishing and heat treatment operations are scheduled to start in the first half of 2009, and hot-rolling pipe operations are scheduled to start in the second half of 2009. Liaoyang Seamless OCTG products will be sold in North and Northeast China, and overseas markets.

Songyuan Seamless was incorporated on April 15, 2008 with an initial investment of $6 million from WSP China. Songyuan Seamless started construction of a manufacturing facility in April 2008 that will have pipe finishing capacity of about 60,000 metric tons per year. The new manufacturing facility is scheduled to start production in the first quarter of 2009. Products from Songyuan Seamless will be sold to a number of oilfields in Northern and Northeast China.

“Our investments in a new joint venture company and a new subsidiary will increase our hot-rolling production capacity to about one million metric tons per year and our pipe finishing capacity to about 800 thousand metric tons per year,” said Mr. Longhua Piao, Chairman and CEO of WSP Holdings, “We expect that our expanded manufacturing capabilities will lead to an increased share of the domestic OCTG market and improve our post-sales services to our clients located in Northern China.”

About WSP Holdings Limited

WSP Holdings develops and manufactures seamless Oil Country Tubular Goods (OCTG), including seamless casing, tubing and drill pipes used for on-shore and off-shore oil and gas exploration, drilling and extraction, and other pipes and connectors. Founded as WSP China in 1999, the Company offers a wide range of API and non-API seamless OCTG products, including products that are used in extreme drilling and extraction conditions. The Company’s products are used in China’s major oilfields and are exported to oil producing regions throughout the world. The Company’s website is: http://www.wsphl.com

Safe Harbor Statements

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995: Any statements set forth above that are not historical facts are forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors include, but are not limited to, the Company’s ability to develop and market new products, the ability to access capital for expansion, changes from anticipated levels of sales, changes in national or regional economic and competitive conditions, changes in relationships with customers, changes in principal product profits and other factors detailed from time to time in the Company’s filings with the United States Securities and Exchange Commission and other regulatory authorities. The Company undertakes no obligation to update or revise to the public any forward-looking statements, whether as a result of new information, future events or otherwise. This press release was developed by WSP Holdings, and is intended solely for informational purposes and is not to be construed as an offer or solicitation of an offer to buy or sell the Company’s stock. This press release is based upon information available to the public, as well as other information from sources which management believes to be reliable, but it is not guaranteed by WSP Holdings to be accurate, nor does WSP Holdings purport it to be complete. Opinions expressed herein are those of management as of the date of publication and are subject to change without notice.

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